TWO RIVER BANCORP

766 Shrewsbury Avenue

Tinton Falls, New Jersey 07724

August 29, 2018

VIA EMAIL AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Eric Envall

Re:	Two River Bancorp
Registration Statement on Form S-3
Filed August 15, 2018
File No. 333-226855

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 10:00 a.m. on August 31, 2018, or as soon thereafter as is practicable.

Please contact Wesley R. Kelso, of Stevens & Lee, P.C. at (610) 478-2242 with any questions you may have concerning this request.

Very truly yours,

TWO RIVER BANCORP

By:	/s/ A. Richard Abrahamian
Name:	A. Richard Abrahamian
Title:	Executive Vice President and Chief Financial Officer

WRK

cc: William D. Moss